EXHIBIT 1

From the desk of Carlos Rodriguez

Dear Associates:

In my note to you on July 27, I said I would update you if we learned anything about rumors that Pershing Square, an activist hedge fund, was building a position in ADP shares. It is in that spirit that I wanted to inform you of some new developments.

We heard from Pershing Square for the first time on August 1. Pershing’s CEO William Ackman informed me that his fund beneficially owns 8% of ADP, largely in the form of derivatives rather than common shares. He requested that ADP extend the August 10 deadline for nomination of directors to serve on the ADP Board by 30 to 45 days and said he planned to nominate five directors, including himself, to our 10-member Board. The Board subsequently rejected his request to extend this deadline based on its belief that this would not be in the best interests of ADP and our other shareholders.

Our Board of Directors takes this matter very seriously and, in response, issued the press release you can see at this link.

ADP takes great pride in maintaining an ongoing dialogue with our shareholders and is always open to their constructive input. Our Board and the executive committee are committed to acting in the best interests of our shareholders, clients and associates.

As noted in the press release, Mr. Ackman also challenged my leadership of ADP. These criticisms are typical of activist hedge funds looking to get media attention and investor support for director nominations, and I urge you not to be distracted by them. We expect Pershing Square to continue to attack ADP and to nominate directors in the coming days, which will result in substantial media coverage. It is vitally important that we all stay engaged in our day-to-day responsibilities and 100% focused on the execution of our strategic plan. We must continue to “Win as One,” working relentlessly to simplify, innovate and grow our business.

As I said before, we are entering fiscal 2018 with high confidence in our long-term strategy and planned investments in our products, services, and sales to capture market opportunities and deliver value for our customers. We are fortunate that ADP has a strong competitive position in our industry. The executive committee and our Board of Directors remain confident that the future is bright for ADP.

As a reminder, associates should never comment publicly (including social media) about ADP’s business. If you receive a call from the media, please do not comment, and pass along the information to Andy Hilton at Andy.Hilton@adp.com or Michael Schneider at Michael.Schneider@adp.com. Similarly, if you receive investor calls, please send them to at Christian.Greyenbuhl@adp.com or Byron Stephen at Byron.Stephen@adp.com.

Thank you for your ongoing commitment to ADP and to our clients. This situation is likely to play out over many months and, as before, I commit to keep you updated as significant developments occur.

Best regards,
Carlos

Important Information

ADP, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders in connection with the matters to be considered at the Company’s 2017 Annual Meeting. The Company intends to file a proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from Company shareholders. COMPANY SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of the Company’s directors and executive officers in Company stock and other securities is included in their SEC filings on Forms 3, 4, and 5, which can be found through the Company’s website (http://www.adp.com) in the section “Investor Relations” or through the SEC’s website at http://www.sec.gov. Information can also be found in the Company’s other SEC filings, including the Company’s Annual Report on Form 10-K.